Mail Stop 3561

June 15, 2006

Via Fax & U.S. Mail

Mr. Magnus Lindquist,
  Vice President and Chief Financial Officer
AUTOLIV, INC.
World Trade Center,
Klarabergsviadukten 70, SE-107 24
Stockholm, Sweden

> **Re:** **Autoliv Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 28, 2006**
> **File No. 1-12933**

Dear Mr. Lindquist:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-K (Fiscal Year December 31, 2005)

Item 2. Properties

1.   For each of your facilities, please indicate whether the property is owned or leased.

Item 3. Legal Proceedings

2.   With respect to the December 2003 award to a supplier of Autoliv ASP, expand your disclosure to describe the nature of the underlying commercial dispute.

Autoliv Annual Report 2005

Cash Requirements

3.   It is unclear why you have a policy that your working capital should not exceed 10% of your sales. Please expand your disclosure to explain why this target is a meaningful financial metric for investors to consider when evaluating your ability to meet your cash requirements.

4.   Similarly, explain the rationale behind your policies regarding your leverage ratio and your interest coverage ratio. Also, indicate whether these ratios are consistent with compliance covenants, if any, contained in your Revolving Credit Facility or other debt instruments.

5.   In the context of your cash requirements, please explain how depreciation (including amortization) will cover anticipated capital expenditures. In this regard, it is unclear how these non-cash charges will provide the cash required to fund your capital expenditures.

Management's Discussion and Analysis

Important Trends

6.   See the last sentence in the second paragraph under the heading "Component Costs." Supplementally tell us, and in future filings explain, the amount and nature of the certain costs that were reclassified in 2005 from 'costs of sales' to R,D&E expense that resulted in an improvement to your gross margin. Tell us the facts and circumstances that led to the reclassification in 2005 rather than in an earlier period, and advise why this was not considered to be a correction of an error.

Items Affecting Comparability

Non-U.S.GAAP Measures

7.   Please expand to identify the non-GAAP measures that are presented in the discussion. Also, expand to identify how these measures are used by management, and disclose that the measures may not be comparable to similarly title measures used by other companies. Tell us why a reasonable investor would not be able to use your GAAP financial statements in order to independently compute any necessary performance measures to analyze trends in your business. We suggest you give consideration to eliminating the non-GAAP measures to the extent they are not used by management or not critical to an understanding of your business.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Net Sales

8.   We assume your use of the term 'organic sales' represents one of the non-GAAP measures used. As such, we suggest you either delete this measure, or provide a tabular presentation that identifies the sources of your sales growth, as well as any decreases, as reconciled to the consolidated total of 'net sales.' In this way, you have identified and have an opportunity to discuss your sales growth in total, based on comparable sales volume or price from year-to-year, currency effects, and the impact of acquisitions and divestitures.

Operating Income

9.   Discuss in detail the nature and costs incurred related to plant closures and other restructuring activities incurred during each year in which statements of income are presented and clarify that these costs have been reflected in the operating expense line item of "other income (expense), net." We note you describe elsewhere in MD&A that your total headcount had decreased during 2005 by nearly 1,000. Disclose the total costs associated with this headcount reduction.

Interest Expense, Net

10.   Reference is made to your disclosure of "net debt", as defined under the Liquidity section as "short-term and long-term debt and debt-related derivatives less cash and cash equivalents." This appears to be a non-GAAP measure that should be deleted from the filing. We also note you include this measure in Selected Financial Data under the GAAP measures of "Financial Position." Please supplementally explain why this measure has been included in the filing, its specific purpose as used by management, and how your disclosure complies with Item 10(e) of Regulation S-K for presenting non-GAAP measures.

Liquidity and Capital Resources

Cash From Operations

11.   Refer to your discussion of the amounts of working capital. Please expand to disclose
       your definition of working capital, as it appears your calculation includes or excludes
       items other than total current assets less total current liabilities. This appears to be a non-
       GAAP measure that should be revised to present a GAAP basis definition of working
       capital. To the extent that you would like to highlight certain items on your balance
       sheet, we would not object to such a discussion within the context of GAAP basis
       working capital. Please advise and revise in future filings.

Acquisitions

12.   Reference is made to the consolidation, as of October 1, 2004, of your 50% joint venture
       in Nanjing. Expand to describe the pertinent facts of the amendment that gave you a
       controlling interest in this joint venture.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

13.   Although it may be useful in discussing your liquidity and capital resources in the
       MD&A section of your report, it is unclear why you present a subtotal of net cash before
       financing activities in your Consolidated Statements of Cash Flows. It appears that such
       a presentation is not contemplated by SFAS 95. Please revise, as appropriate.

Notes to Consolidated Financial Statements

Note 2. Significant Business Acquisitions

14.   Refer to the April 1, 2004 transaction where you state you began to consolidate your joint
       venture in Taiwan and that your interest remains at 59%. It is implied from your
       disclosure that the amendment to the ownership agreement did not change your
       ownership percentage, but rather gave you operational control. If so, your disclosure also
       implies that you were accounting for this 59% ownership interest under the equity
       method of accounting, prior to consolidation on April 1, 2004. As applicable,
       supplementally explain your basis for not consolidating this entity at the point your
       ownership interest exceeded 50%.

Note 11. Product Related Liabilities

15.   Discuss here or in MD&A the nature and purpose of the significant cash payments made in 2005 and 2004 related to your product related liabilities.

Note 19. Segment Information

16.   Expand the narrative disclosures to describe your different operating segments that have been aggregated into one reportable business segment. We note you disclose that your operating segments meet the aggregation criteria of SFAS No. 131. Please tell us and describe how you determined each of your individual business segments that were aggregated.

Report of Independent Registered Public Accounting Firm

17.   In future filings, please include the city and country of the independent auditor where the report has been issued. See Rule 2-02(a)(3) of Regulation S-X.

FORM 10-Q (Quarter Ended March 31, 2006)

General

18.   Please revise the disclosures, as applicable, to comply with comments issued above on your December 31, 2005 Annual Report on Form 10-K. For example, your non-GAAP measures should be identified and labeled as such and should be presented in compliance with all of the disclosure requirements of Item 10(e) of Regulation S-K.

Note 1. Basis of Presentation

19.   We note that in the first quarter of 2006, the Company began accruing dividends when declared by the Board of Directors and that the effect of this change was not material. Please tell us how this method differed from your previous method of recording dividends.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief